SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                               --------------

                                SCHEDULE 13D
                               (RULE 13D-101)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)


                             (AMENDMENT NO. 2)*

                              COMMSCOPE, INC.
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                              (Name of Issuer)


                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                       (Title of Class of Securities)


                                 203372107
          -------------------------------------------------------
                               (CUSIP Number)



FRIED, FRANK, HARRIS, SHRIVER & JACOBSON     FORSTMANN LITTLE & CO. SUBORDINATED
       ONE NEW YORK PLAZA                         DEBT & EQUITY MANAGEMENT
       NEW YORK, NY  10004                        BUYOUT PARTNERSHIP-IV
       ATTN:  LOIS HERZECA, ESQ.             INSTRUMENT PARTNERS
       (212) 859-8000                             C/O FORSTMANN LITTLE & CO.
                                                  767 FIFTH AVENUE
                                                  NEW YORK, NY  10153
                                                  ATTN:  WINSTON W. HUTCHINS
                                                  (212) 355-5656

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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)


                             DECEMBER 16, 1998
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                            (Page 1 of 5 Pages)

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     *The  remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  370120107           13D               Page 2 of 5 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-IV

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              0

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14  TYPE OF REPORTING PERSON*

          PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  370120107           13D               Page 3 of 5 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          INSTRUMENT PARTNERS

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              0

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14  TYPE OF REPORTING PERSON*

          PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 2 amends and supplements the Statement on Schedule 13D, as amended by Amendment No. 1 thereto, (as amended, the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Common Stock"), of CommScope, Inc., a Delaware corporation (the "Company"), previously filed by Instrument Partners, a New York limited partnership, and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-IV ("MBO-IV"), a New York limited partnership. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.


     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 4.   Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

     On December 10, 1998, Instrument Partners, which owned 3,849,002 shares of Common Stock, distributed all of such shares to the partners of Instrument Partners and now owns no shares of the Common Stock. On December 16, 1998, MBO-IV, which owned 3,387,219 shares of Common Stock, sold all of such shares in an underwritten public offering pursuant to a Registration Statement, as amended, on Form S-3 (Reg. No. 333-62293) filed by the Company with the Securities and Exchange Commission. MBO-IV now owns no shares of the Common Stock.


ITEM 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

     The following information is as of December 17, 1998:

     (i) Instrument Partners:

          (a) Amount Beneficially Owned: None

          (b) Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote -- None.

               (ii)  shared power to vote or to direct the vote -- None.

               (iii) sole power to dispose or to direct the disposition of -- None.

               (iv) shared power to dispose or to direct the disposition of -- None.

     (ii) MBO-IV:

          (a) Amount Beneficially Owned:  None

          (b) Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote -- None.

               (ii)  shared power to vote or to direct the vote -- None.

               (iii) sole power to dispose or to direct the disposition of -- None.

               (iv) shared power to dispose or to direct the disposition of -- None.

                                 SIGNATURE
                                 ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 21, 1998           INSTRUMENT PARTNERS


                                    By:  FLC XXII Partnership,
                                         its general partner



                                    By:  /s/ Winston W. Hutchins
                                         ---------------------------------
                                         Winston W. Hutchins,
                                         a general partner




                                    FORTSMANN LITTLE & CO. SUBORDINATED DEBT
                                         AND EQUITY MANAGEMENT BUYOUT
                                         PARTNERSHIP-IV



                                    By:  FLC Partnership,
                                         its general partner



                                    By:  /s/ Winston W. Hutchins
                                         ---------------------------------
                                         Winston W. Hutchins,
                                         a general partner